Exhibit 99.1

Vision Marine Technologies Provides an Update on E-Motion™ Technology and On-Water Testing with OEMs

Montreal, Canada, May 24 2022 – Vision Marine Technologies, Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), the global technology leader in the electric transition of the recreational boating industry serving both OEMs and consumers, is pleased to provide an update regarding its proprietary fully electric E-Motion™ 180E outboard motor and associated powertrain system, presently being rigged and sea trialed on specific boat models of original equipment manufacturers (“OEMs”) for on-water testing, as well as a go to option for boat clubs and rental operations, including Vision Marine’s planned expansion of its existing rental operations.

Vision Marine is presently in the midst of product development and sea trials with major OEMs in order to complement and evaluate the E-Motion™ powertrain technology with respect to specific boat and pontoon models suitable for electrification, as determined by OEMs. Such evaluations will include the powertrain system setup, and optimization of its parameters, taking into consideration the design of each individual boat or pontoon. This in turn will also serve to optimize the performance of the E-Motion™ powertrain. After the completion of on-water testing, further discussion regarding long term partnerships and purchasing orders will be agreed upon, subject to both parties’ mutual satisfaction.

“Vision Marine is excited to build our relationships within the boating industry in general as well as with specific major OEMs, to showcase our disruptive and innovative E-Motion™ technology. OEMs are experiencing strong demand from consumers for a viable alternative to legacy ICE motors. The current soaring prices for fossil fuels have validated the necessary move to electric solutions for our waterways.” stated Alexandre Mongeon, co-founder, and CEO of Vision Marine.

In addition, Vision Electric Boat Rental (“EBR”), specifically, Vision Marine’s flagship rental operation located in Newport Beach, California, continues to see tremendous growth. This year has seen a net overall increase in sales of 27.7%, with a 9% sales increase per boat. Additionally, EBR recently acquired additional slip space, which allowed its fleet to grow from 22 to 30, with five more boats expected to arrive in time for the traditionally busy summer season. This follows an extremely successful calendar 2021, where EBR announced $4.33 million in with 62%-year bookings over year increase, achieved with an average of just twenty-two boats.

EBR is positioned in the heart of Lido Marina Village, an upscale outdoor mall which features high end dining and shopping. Lido Marina Village continues to develop and expand their operations and associated events, which continues to increase foot traffic to the area.

Subsequent to EBR’s success and proven high operating margins, Vision Marine recently announced the expansion of its electric boat rental operations into Dania Beach, Florida, the largest regional boating market in the United States. Vision Marine has solidified a lease agreement which secures slip space for twenty-five fully electric boats. Prime office space will be adjacent to the location, which includes a major new scenic waterfront development in progress, which will feature upscale dining, shopping, and high-end entertainment options.

“As the boating industry continues to adhere to consumer demands and legislative mandates to better secure our fragile marine ecosystem and electrify our waterways, Vision Marine will continue to stay one step ahead by offering a more environmentally friendly alternative to polluting gasoline and diesel powered vessels.” stated Xavier Montagne, COO of Vision Marine.

About Vision Marine Technologies, Inc.

Vision Marine Technologies, Inc. (NASDAQ: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our flagship outboard powertrain (“E-Motion™”) is the first fully electric purpose built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, high performance, environmentally friendly, electric recreational power boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, when Vision Marine discusses the expectations following sea trail, expansion plans for boat rentals, and expectations about the boat rental market, it is using forward-looking statements. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2021, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com.

Investor and Company Contact:

Bruce Nurse

Vision Marine Technologies, Inc.

(800) 871-4274

bn@v-mti.com